Issuer Free Writing Prospectus

Registration Statement No. 333-189799

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus

filed on July 26, 2013

MIX TELEMATICS LIMITED

RECENT DEVELOPMENTS

MiX Telematics Limited is providing the information contained herein in connection with the above-referenced registration statement (the “Registration Statement”) relating to the initial public offering in the United States of its American Depositary Shares. Capitalized terms used and not otherwise defined herein have the meanings assigned to them in the Registration Statement. References herein to “R” are to South African rand and references to “U.S. dollars” and “$” are to United States dollars. We have translated U.S. dollar amounts from South African rand at the exchange rate of R9.9655 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of June 30, 2013.

The following information reflects our preliminary estimates with respect to the financial results for our three months ended June 30, 2013 based on the most recent information available to management. The preliminary financial results presented below are subject to the completion of our financial closing procedures and any adjustments that may result from the completion of the audit of our fiscal year 2014 consolidated financial statements. Our actual first quarter results will not be available until after our U.S. offering is completed and may differ materially from these first quarter estimates. Furthermore, neither these estimates nor our actual first quarter results will necessarily be indicative of the results to be expected for the entire fiscal year. Accordingly, you should not place undue reliance upon these preliminary estimates. For example, during the course of the preparation of our financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial information presented below may be identified. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward–Looking Statements” in the prospectus relating to our U.S. offering. The data presented below is not a comprehensive statement of our financial results for the three months ended June 30, 2013 and has not been audited, reviewed or compiled by our auditors, PricewaterhouseCoopers Inc. Accordingly, PricewaterhouseCoopers Inc. does not express an opinion or any other form of assurance with respect thereto.

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For the three months ended June 30, 2013, the Company estimates subscription revenue to be R192 – R196 million ($19.3 – $19.7 million), representing an estimated increase of 20.5% to 23.0% over the three months ended June 30, 2012 (the “comparative period”). The estimated increase in subscription revenue was attributable to the revenue contribution of a comparatively larger subscriber base. The Company started the quarter with a subscriber base of 359,643 vehicles under subscription, an increase of 31.8% from the comparative quarter’s opening subscriber base. The rate of growth in vehicles under subscription exceeded the rate of estimated subscription revenue growth due primarily to an increase in sales of the Company’s Beam-e solution, which carries a lower subscription price per vehicle. The Company estimates the net increase in vehicles under subscription during the quarter was 17,000 – 18,000 subscribers.

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For the three months ended June 30, 2013, the Company estimates revenue to be R295 – R301 million ($29.6 – $30.2 million), representing an estimated increase of 5.2% to 7.4% over the comparative period. The estimated growth in net revenues was driven by increased subscription revenue, offset by a decrease in hardware and other revenue. The Company estimates a decrease in hardware and other revenue of R16 – R18 million ($1.6 – $1.8 million), representing an estimated decrease of 13.2% to 14.9% compared to the comparative period. The majority of the reduction in hardware and other revenue was due to cellular connection and upgrade incentive revenue not being received during the three months ended June 30, 2013 as a result of the renegotiation of the Company’s cellular data package. Cellular connection and upgrade incentive revenue of approximately R10 million ($1.0 million) was received in the three months ended June 30, 2012 and no cellular connection and upgrade incentive revenues will be recorded for the three months ended June 30, 2013.

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For the three months ended June 30, 2013, the Company estimates gross profit to be R196 – R200 million ($19.7 – $20.1 million), representing an estimated increase of 16.7% to 19.1% over the comparative period. The estimated increase in gross profit was driven by significant growth in the Company’s subscription revenue, resulting in fixed costs supporting an increased number of subscribers as well as savings in communication costs as a result of the renegotiation of the cellular data package described above.

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For the three months ended June 30, 2013, the Company estimates profit after tax to be R25 – R28 million ($2.5 – $2.8 million), representing an estimated increase of 1.5% to 13.7% over the comparative period. This estimated increase in profit was driven by the additional estimated gross profit described above which was partly offset by an increase in administration expenses and sales and marketing costs. In total, the Company estimates the increase in administration expenses and sales and marketing costs to be R23 – R27 million ($2.3 – $2.7 million), predominantly as a result of an increase in employment costs which were driven by headcount and salary increases. The increase was also attributable to an estimated R3 million ($0.3 million) of costs relating to the restructuring of the Company’s European fleet business. The Company expects to realize operating cost savings in its Europe segment in future periods as a result of this restructuring.

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For the three months ended June 30, 2013, the Company estimates Adjusted EBITDA to be R64 – R68 million ($6.4 – $6.8 million), representing an estimated increase of 5.7% to 12.3% over the comparative period. See below for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit for the period for the three months ended June 30, 2013 (estimated) and for the three months ended June 30, 2012 (actual).

Adjusted EBITDA

We define Adjusted EBITDA as the profit for the year before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle-devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets, and unrealized foreign exchange profits/(losses). We have included Adjusted EBITDA in this recent developments announcement because it is a key measure that our management and Board of Directors intends to use going forward, as opposed to EBITDA to understand and evaluate our core operating performance and trends; to prepare and approve our annual budget; and to develop short- and long-term operational plans. In the future our interim and annual financial statements will contain this measure instead of EBITDA.

The following table reconciles Adjusted EBITDA to profit for the period.

	June 30, 2013(*)		June 30, 2013		March 31, 2013 (3)	June 30, 2012
	3 months	3 months	3 months	3 months	12 months	3 months
	Low	High	Low	High	Actual	Actual
	($’000)	($’000)	(R’000)	(R’000)	(R’000)	(R’000)
Adjusted EBITDA	6 422	6 824	64 000	68 000	290 821	60 570
Add:
Finance income	110	110	1 100	1 100	2 018	765
Foreign exchange gain—unrealized	—	—	—	—	—	204
Profit on sale of property, plant and equipment	1	1	10	10	314	—
Less:
Depreciation and amortization (1)	(2 509)	(2 509)	(25 000)	(25 000)	(98 186)	(25 448)
Taxation	(1 015)	(1 115)	(10 110)	(11 110)	(51 400)	(10 119)
Impairment (2)	—	—	—	—	(5 158)	—
Finance costs	(60)	(60)	(600)	(600)	(3 348)	(807)
Share-based compensation costs	(130)	(130)	(1 300)	(1 300)	(3 151)	(534)
Foreign exchange loss—unrealized	(10)	(10)	(100)	(100)	(3 012)	—

Loss on disposal of subsidiary	—	—	—	—	(394)	—
Transaction costs arising from acquisition of a business	—	—	—	—	(38)	(7)
Restructuring costs	(301)	(301)	(3 000)	(3 000)	—	—

Profit for the period	2 508	2 810	25 000	28 000	128 466	24 624

(*)	U.S. dollar amounts have been translated from South African rand at the exchange rate of R9.9655 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as at June 30, 2013.
(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices) and amortization of intangible assets.
(2)	Includes impairment of intangibles assets.
(3)	For the year ended March 31, 2013, all the items included in the calculation of Adjusted EBITDA can be derived from disclosures in our audited financial statements except for transaction costs arising from the acquisition of a business which have been included under operating expenses.

Without limitation on the qualifications on our estimated results discussed above, the preliminary results estimates have been compiled using accounting policies applied by MiX Telematics and disclosed in its 2013 annual financial statements.